                        March 6, 2007

VIA EDGAR and FACSIMILE

Mr. Michael Moran
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0510

            Re:   New World Brands, Inc.
             Item 4.01, Form 8-K filed September 21, 2006
             File No. 33-91432

Dear Mr. Moran:

Reference is made to the letter dated February 7, 2007 (the “Comment Letter”) addressed to M. David Kamrat, Chairman and CEO of New World Brands, Inc. (the “Company”), setting forth a comment from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced Form 8-K filed by the Company on September 21, 2006 (the “Form 8-K”) with the Securities and Exchange Commission (the “Commission”).

This letter sets forth the Company’s response to the Staff’s comments. For your convenience, the Staff’s comment is restated below in its entirety, with the response to the comment set forth immediately thereafter. We are also transmitting this letter to you by facsimile.

1.
We note the disclosures you have made in your Form 10-Q for the period ended September 30, 2006 regarding your change in accountants. We note that such disclosures are required to be included in a Form 8-K. Please see the Current Report on Form 8-K Frequently Asked Questions available at our website sec.gov. Ensure that you include a copy of the letter from your previous auditor filed as exhibit 16. We note that you disclosed the engagement of a new auditor. Ensure that your disclosures include the engagement date of the new auditors in your Form 8-K.

Due to the fact that the Company was not aware of its disclosure obligations on Form 8-K as the same relates to the dismissal of our independent accountants (as referenced in the Form 8-K Frequently Asked Questions published by the Commission), the Company included the information required by Item 4.01 of Form 8-K in the above-referenced Form 10-QSB.

Michael Moran, SEC, 3-6-07

The Company retained its new accounting firm in connection with the consummation of its acquisition of the business of Qualmax, Inc. (“Qualmax”), as disclosed in the Form 8-K (the “Transaction”). As the Company’s business is now the business acquired from Qualmax, management believed it was in the best interests of the Company and its stockholders to use Qualmax’s accountant as its principal independent accountant going forward.

In the Form 8-K, the Company identified the new accountant and the engagement of such new accountant, which date corresponds to the date of the consummation of the Transaction (September 15, 2006). The Company did not provide the other information called for by paragraph (a)(2) of Item 304 of Regulation S-B, as the Company did not consult the new accountant regarding any particular accounting, auditing or financial reporting issue nor any matter that was the subject of disagreement with the Company’s historical accountant. As explained above, the engagement of the new accountant ultimately resulted from the consummation of the Transaction and the fact that the Company is now engaged in the business acquired from Qualmax.

The Company’s historical accountant was dismissed effective November 16, 2006, as disclosed in the above-referenced Form 10-QSB.

We acknowledge that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commissions from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the responses set forth herein, please do not hesitate to contact me at (541) 868-2946.

            Very truly yours,

                                       /s/ Ian T. Richardson
            Ian T. Richardson
            General Counsel